NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S. PRESS RELEASE OCTOBER 13, 2009 VERMILION ENERGY TRUST ANNOUNCES $225 MILLION EQUITY OFFERING

Vermilion Energy Trust ("Vermilion” and or the “Trust") announces today that it has entered into an agreement to sell, on a bought deal basis, to a syndicate of underwriters 7,282,000 trust units at $30.90 per trust unit to raise gross proceeds of $225 million (the “Offering”).  In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 809,000 trust units at the issue price at any time from the closing date until 30 days following the closing date for additional gross proceeds of up to $25 million.  The syndicate of underwriters will be co-led by TD Securities Inc. and CIBC, and will include BMO Capital Markets, RBC Capital Markets, Scotia Capital Inc., National Bank Financial Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, Peters & Co. Limited, Macquarie Capital Markets Canada Ltd., Genuity Capital Markets and Raymond James Ltd. (collectively, the “Underwriters”).   The trust units will be offered by way of short form prospectus in all of the provinces of Canada and in the United States on a private placement basis pursuant to one or more exemptions from the registration requirements under the United States Securities Act of 1933.  The Offering is expected to close on or about October 30, 2009, subject to obtaining required regulatory approvals.

The net proceeds of the Offering will initially be used to reduce outstanding indebtedness and will subsequently be used for general purposes including funding development capital programs and prospective acquisitions.

This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdictions. The securities offered will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the 1933 Act and applicable state securities laws.

About Vermilion

Vermilion adheres to a value creation strategy through the execution of asset optimization programs and strategic acquisitions, and focuses on the development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion also exposes its unitholders to significant upside opportunities through a combination of equity sponsorship in new ventures and managed participation in high impact projects.  Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders.  Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN.

FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements.  Although Vermilion believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Vermilion can give no assurance that they will prove to be correct.

For further information please contact:

Lorenzo Donadeo, President & CEO;
Curtis Hicks, Executive Vice President & CFO; or
Paul Beique, VP Capital Markets
TEL (403) 269-4884
investor_relations@vermilionenergy.com
www.vermilionenergy.com